SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JERRICK MEDIA HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock with an Exercise Price of $0.20

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Jeremy Frommer

Chief Executive Officer

2050 Center Avenue, Suite 640

Fort Lee, New Jersey 07024

Tel: (201) 258-3770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joseph M. Lucosky, Esq.

Lawrence Metelitsa, Esq.

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

(732) 395-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$7,419,956	$900

*	Estimated for purposes of calculating the amount of the filing fee only. Jerrick Media Holdings, Inc. (“Jerrick” or the “Company”) is offering holders of 61,832,962 of certain of its warrants as more fully described herein the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share by tendering one-hundred thousand of the warrants in exchange for thirty-three thousand three-hundred thirty-three shares. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on February 8, 2019, which was $0.12. The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $121.20 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

☐ Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Jerrick Media Holdings, Inc., a Nevada corporation (the “Company”). This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (the “Warrants”), each with an exercise price of $0.20, to receive an aggregate of 61,832,962 shares of the Company’s Common Stock, par value $0.001 per share (the “Shares”), by agreeing to receive thirty-three thousand three-hundred thirty-three (33,333) Shares in exchange for every one-hundred thousand (100,000) Warrants tendered by the holders of Warrants (the “Exchange Ratio”). The Exchange Ratio was selected by the Company in order to provide the holders of the Warrants with an incentive to exchange the Warrants. If all of the Warrants are tendered, the Company will issue 20,610,782 Shares.  The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated February 14, 2019 (the “Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of (i) warrants to purchase an aggregate of 8,292,666 Shares issued to certain investors from February 2018 to June 2018 with a four-year term and with an exercise price of $0.20, (ii) warrants to purchase an aggregate of 38,725,296 Shares issued to certain investors from November 2016 through March 2018 with a five-year term and with an exercise price of $0.20, (iii) warrants to purchase an aggregate of 430,000 Shares that were issued to certain investors from November 2016 through April 2017 with a five-year term and that had an original exercise price of $0.30 that was subsequently reduced to $0.20 based on the subsequent issuance of $0.20 warrants, (iv) warrants to purchase an aggregate of 10,750,000 Shares that were issued to certain investors from September 2014 through November 2015 with a five-year term and that had an original exercise price of $0.35 that was subsequently reduced to $0.20 based on the subsequent issuance of $0.20 warrants, and (v) warrants to purchase an aggregate of 3,635,000 Shares that were issued to certain investors from February 2016 through October 2016 with a five-year term and that had an original exercise price of $0.40 that was subsequently reduced to $0.20 based on the subsequent issuance of $0.20 warrants. The “Offer Period” is the period commencing on February 14, 2019 and ending at 5:00 p.m., Eastern Time, on March 14, 2019, or such later date to which the Company may extend the Offer (the “Expiration Date”).

The Offer to Exchange is made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated February 14, 2019 (the “Offer to Exchange Statement”), and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Information set forth in the Offer to Exchange Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is Jerrick Media Holdings, Inc., a Nevada corporation.  Its principal executive offices are located at 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024. The Company’s telephone number is (201) 258-3770.

(b) Securities.

As of February 14, 2019, the Company has a total of 110,834,062 warrants to purchase shares of Common Stock outstanding (“Outstanding Warrants”). Of the Outstanding Warrants, 61,832,962 warrants are subject to the Offer.  Each Warrant is currently exercisable for one share of our common stock for an exercise price of $0.20. If all of the Warrants are tendered, the Company will issue 20,610,782 Shares.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under “The Offer, Section 4. Price Range of Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024. The business telephone number for each such person is (201) 258-3770.

Name	Position
Jeremy Frommer	Chief Executive Officer and Director
Justin Maury	President
Leonard Schiller	Director
Andrew Taffin	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the Offer to Exchange under Sections 1 through 11 of “The Offer” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

Jeremy Frommer, the Company’s Chief Executive Officer and Director, owns 202,000 Warrants that are the subject of this Offer. Leonard Schiller, a Director, owns 1,567,037 Warrants that are the subject of this Offer. Andrew Taffin, a Director, owns 1,567,037 Warrants that are the subject of this Offer. If all of the Warrants held by the officers and directors are tendered, the Company will issue 1,112,014 Shares to such officers and directors.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “The Offer, Section 3.C. Purpose of the Offer” is incorporated herein by reference.

(b) Uses of Securities Acquired.

The securities will be retired.

(c) Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10), except as follows: the exchange of every one-hundred thousand (100,000) Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of thirty-three thousand three-hundred thirty-three (33,333) Shares of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions.

Not applicable.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

Jeremy Frommer, the Company’s Chief Executive Officer and Director, owns 202,000 Warrants that are the subject of this Offer. Leonard Schiller, a Director, owns 1,567,037 Warrants that are the subject of this Offer. Andrew Taffin, a Director, owns 1,567,037 Warrants that are the subject of this Offer. If all of the Warrants held by the officers and directors are tendered, the Company will issue 1,112,014 Shares to such officers and directors.

(b) Securities transactions.

The Company has not engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has not retained a solicitation agent for the tender offer.

The Company may use the services of its officers and employees to solicit holders of the Warrants to participate in the Offer without additional compensation.

Item 10.	Financial Statements.

(a) Financial Information.

Incorporated herein by reference are the Company’s financial statements that were filed with its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2018 and its Quarterly Reports on Form 10-Q filed with the SEC on June 18, 2018, August 20, 2018, and November 19, 2018.

The full text of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov. Copies of our SEC filings are also available without charge upon written request addressed to: Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024, (201) 258-3770.

(b) Pro Forma Information.

Jerrick Media Holdings, Inc.

Condensed Consolidated Balance Sheet as September 30, 2018

(Unaudited)

	As filed	Proforma adjustments	Proforma

Assets

Current Assets
Cash	$186,278	$-	$186,278
Prepaid expenses	39,644	-	39,644
Accounts receivable	6,957	-	6,957
Total Current Assets	232,879	-	232,879

Property and equipment, net	48,031	-	48,031

Security deposit	16,836	-	16,836

Total Assets	$297,746	$-	$297,746

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable and accrued liabilities	$1,121,056	$50,000	$1,171,056
Convertible Notes, net of debt discount and issuance costs	40,401	-	40,401
Current portion of capital lease payable	4,732	-	4,732
Note payable - related party, net of debt discount	1,112,295	-	1,112,295
Note payable, net of debt discount and issuance costs	105,128	-	105,128
Deferred rent	11,829	-	11,829
Investor Deposit	208,428	-	208,428

Total Current Liabilities	2,603,869	50,000	2,653,869

Non-current Liabilities:
Convertible Notes - related party, net of debt discount	314	-	314
Convertible Notes, net of debt discount and issuance costs	186,103	-	186,103

Total Non-current Liabilities	186,417	-	186,417

Total Liabilities	2,790,286	50,000	2,840,286

Commitments and contingencies

Stockholders’ Deficit
Series A Preferred stock, $0.001 par value, 31,581 shares issued and outstanding	-	-	-
Series B Preferred stock, $0.001 par value, 8,063 shares issued and outstanding	-	-	-
Series D Preferred stock, $0.001 par value, 0 shares issued and outstanding	-	-	-
Common stock par value $0.001: 300,000,000 shares authorized; 119,321,073 issued and outstanding as of September 30, 2018	119,321	20,458	139,779
Additional paid in capital	31,990,831	(20,458)	31,970,373
Accumulated deficit	(34,583,684)	(50,000)	(34,633,684)
Less: Treasury stock, 220,000 shares	(19,007)	-	(19,007)
	(2,492,539)	(50,000)	(2,542,539)

Total Liabilities and Stockholders’ Deficit	$297,747	$-	$297,747

The accompanying notes are an integral part of these condensed consolidated financial statements.

Jerrick Media Holdings, Inc.

Condensed Consolidated Statements of Operations for the Nine Months ended September 30, 2018

(Unaudited)

	As filed	Proforma adjustments		Proforma

Net revenue	$65,391	$-		$65,391

Operating expenses
Compensation	1,548,923	-		1,548,923
Consulting fees	520,206	50,000	2	570,206
General and administrative	1,768,130	-		1,768,130

Total operating expenses	3,837,259	50,000		3,887,259

Loss from operations	(3,771,868)	(50,000)		(3,821,868)

Other income (expenses)
Interest expense	(888,359)	-		(888,359)
Accretion of debt discount and issuance cost	(2,039,589)	-		(2,039,589)
Settlement of vendor liabilities	2,886	-		2,886
Loss on extinguishment of debt	(3,370,505)	-		(3,370,505)
(Loss) gain on settlement of debt	15,275	-		15,275

Other income (expenses), net	(6,280,292)	-		(6,280,292)

Loss before income tax provision	(10,052,160)	(50,000)		(10,102,160)

Income tax provision	-	-		-

Net loss	$(10,052,160)	$(50,000)		$(10,102,160)

Deemed dividend	$174,232	$-		$174,232
Inducement expense	2,016,634	-		2,016,634

Net loss attributable to common shareholders	(12,243,026)	(50,000)		(12,293,026)

Per-share data
Basic and diluted loss per share	(0.25)	(0.00)		(0.25)

Weighted average number of common shares outstanding	49,046,551	20,458,000		69,504,551

The accompanying notes are an integral part of these condensed consolidated financial statements.

Jerrick Media Holdings, Inc.

Condensed Consolidated Balance Sheet as December 31, 2017

(Unaudited)

	As filed	Proforma adjustments	Proforma

Assets

Current Assets
Cash	$111,051	$-	$111,051
Accounts receivable	1,325	-	1,325
Total Current Assets	112,376	-	112,376

Property and equipment, net	48,056	-	48,056

Security deposit	17,000	-	17,000

Total Assets	$177,432	$-	$177,432

Liabilities and Stockholders’ Deficit

Current Liabilities
Accounts payable and accrued liabilities	$1,462,106	$50,000	$1,512,106
Demand loan	10,366	-	10,366
Convertible Notes, net of debt discount and issuance costs	96,500	-	96,500
Current portion of capital lease payable	4,732	-	4,732
Note payable - related party, net of debt discount	1,249,000	-	1,249,000
Note payable, net of debt discount and issuance costs	689,500	-	689,500
Line of credit - related party	130,000	-	130,000
Line of credit	44,996	-	44,996

Total Current Liabilities	3,687,200	50,000	3,737,200

Non-current Liabilities:
Convertible Notes - related party, net of debt discount	1,345,246	-	1,345,246
Convertible Notes, net of debt discount and issuance costs	2,512,293	-	2,512,293

Total Non-current Liabilities	3,857,539	-	3,857,539

Total Liabilities	7,544,739	50,000	7,594,739

Commitments and contingencies

Stockholders’ Deficit
Series A Preferred stock, $0.001 par value, 31,581 shares issued and outstanding	31	-	31
Series B Preferred stock, $0.001 par value, 8,063 shares issued and outstanding	8	-	8
Series D Preferred stock, $0.001 par value, 0 shares issued and outstanding	-	-	-
Common stock par value $0.001: 300,000,000 shares authorized; 39,520,682 issued and outstanding as of December 31, 2018	39,521	20,458	59,979
Additional paid in capital	14,387,247	(20,458)	14,366,789
Accumulated deficit	(21,775,107)	(50,000)	(21,825,107)
Less: Treasury stock, 220,000 shares	(19,007)	-	(19,007)
	(7,367,307)	(50,000)	(7,417,307)

Total Liabilities and Stockholders’ Deficit	$177,432	$-	$177,432

The accompanying notes are an integral part of these condensed consolidated financial statements.

Jerrick Media Holdings, Inc.

Condensed Consolidated Statements of Operations for the Nine Months ended September 30, 2018

(Unaudited)

	As filed	Proforma adjustments	Proforma

Net revenue	$95,653	$-	$95,653

Operating expenses
Compensation	1,480,082	-	1,480,082
Consulting fees	1,216,189	50,000	1,266,189
Share based payments	1,262,377	-	1,262,377
General and administrative	1,699,333	-	1,699,333

Total operating expenses	5,657,981	50,000	5,707,981

Loss from operations	(5,562,328)	(50,000)	(5,612,328)

Other income (expenses)
Interest expense	(477,005)	-	(477,005)
Accretion of debt discount and issuance cost	(1,828,027)	-	(1,828,027)
Change In derivative liability	(64,346)	-	(64,346)
Settlement of vendor liabilities	167,905	-	167,905
Loss on extinguishment of debt	(906,531)	-	(906,531)
(Loss) gain on settlement of debt	2,079	-	2,079
Impairment of investment	(83,333)	-	(83,333)

Other income (expenses), net	(3,189,258)	-	(3,189,258)

Loss before income tax provision	(8,751,586)	(50,000)	(8,801,586)

Income tax provision	-	-	-

Net loss	$(8,751,586)	$(50,000)	$(8,801,586)

Deemed dividend	$297,323	$-	$297,323

Net loss attributable to common shareholders	(9,048,909)	(50,000)	(9,098,909)

Per-share data
Basic and diluted loss per share	(0.23)	(0.00)	(0.24)

Weighted average number of common shares outstanding	38,601,987	20,458,000	59,059,987

The accompanying notes are an integral part of these condensed consolidated financial statements.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Offer.

(3)	There are no applicable anti-trust laws.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)	None.

(c) Other Material Information.

The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Common Stock for Certain Outstanding Warrants.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Withdrawal.
(a)(1)(D)	Letter from the Chief Executive Officer of the Company to the Holders of Warrants.
(a)(5)(A)	Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on May 17, 2018 and incorporated herein by reference.
(a)(5)(B)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on June 18, 2018 and incorporated herein by reference.
(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the SEC on August 20, 2018 and incorporated herein by reference.
(a)(5)(D)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 19, 2018 and incorporated herein by reference.
(a)(5)(E)	Press Release, dated February 14, 2019.
(b)	Not applicable.
(d)(1)	Form of $0.20 Warrant with Four Year Term Issued from February 2018 to June 2018
(d)(2)	Form of $0.20 Warrant Number 1 with Five Year Term Issued from November 2016 to March 2017
(d)(3)	Form of $0.20 Warrant Number 2 with Five Year Term Issued in June 2017
(d)(4)	Form of $0.20 Warrant Number 3 with Five Year Term Issued from August 2017 to October 2017
(d)(5)	Form of $0.20 Warrant Number 4 with Five Year Term Issued from January 2018 to March 2018
(d)(6)	Form of $0.20 Warrant Number 5 with Five Year Term Issued in July 2017
(d)(7)	Form of Warrant with Five Year Term Issued from September 2014 to April 2017 (with Original Exercise Prices of $0.30, $0.35, or $0.40)
(d)(8)	Form of Email Chief Executive Officer of the Company to the Holders of Warrants.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JERRICK MEDIA HOLDINGS, INC.

Date: February 14, 2019	By:	/s/ Jeremy Frommer
Name: Jeremy Frommer
Title: Chief Executive Officer